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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549



                                   FORM 12b-25
                        Commission File Number 333-28249


                           NOTIFICATION OF LATE FILING


                                  (Check One):
     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q [ ] Form N-SAR


        For Period Ended: June 30, 1999

        [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
        [ ] Transition Report on Form 11-K


        For the Transition Period Ended:_______________________________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________


                          Part I-Registrant Information


        Full Name of Registrant PRIME AIR, INC.


        Former Name if Applicable


        Address of principal executive office (Street and number) 8598 112
        STREET


        City, State and Zip Code FT. SASKATCHEWAN, ALBERTA, CANADA T8L 3V8


                        Part II-Rules 12b-25 (b) and (c)


        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         [X]     a.      The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;


         [X]     b.      The subject annual report, semi-annual report,
                         transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form


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                         10-Q, or portion thereof will be filed on or before the
                         fifth calendar day following the prescribed due date;
                         and

         [ ]     c.      The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.


                               Part III-Narrative

        State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant did not receive the financial information necessary for the quarterly report from its outside accountant in sufficient time to prepare the quarterly report. The information was received this date and will be prepared for filing in the quarterly report within the necessary extension period.


                            Part IV-Other Information

        1. Name and telephone number of person to contact in regard to this notification

                Greg Duffy               780                998-3400
                  (Name)              (Area Code)       (Telephone No.)

        2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

        3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

                If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                                 PRIME AIR, INC.
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1999                               By /s/ Greg Duffy, CFO


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